

Mail Stop 3561

March 1, 2007

Mr. David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

   RE: **Spartan Stores, Inc.**
       Form 8-K filed March 24, 2006
       Form 8-K/A filed February 9, 2007
       Form 10-K for Fiscal Year Ended March 25, 2006
       Filed May 19, 2006
       Form 10-Q for Fiscal Quarters Ended June 17, 2006, September 9,
       2006 and December 30, 2006
       Filed July 27, 2006, October 12, 2006 and February 2, 2007
       File No. 000-31127

Dear Mr. Staples:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         William Thompson
         Branch Chief